ZIONS BANCORPORATION

May 5, 2011

Dear Ms. Connell,

We have received your comment letter dated April 29, 2011 related to the December 31, 2010 Fiscal Year-End Form 10-K for Zions Bancorporation filed March 1, 2011 (File No. 001-12307). As agreed with you yesterday, we expect to provide our response no later than May 27, 2011.

By:	/s/ Alexander J. Hume
Name:	Alexander J. Hume
Title:	Senior Vice President and Controller